                                                       Filed Pursuant to
                                                       Rule 424(b)(5)
PROSPECTUS SUPPLEMENT                                  File no. 333-05997

(To Prospectus dated November 15, 1996)

LOGO

C. R. BARD, INC.

$150,000,000
6.70% Notes due 2026

Interest payable June 1 and December 1

ISSUE PRICE: 99.909%

Interest on the 6.70% Notes due December 1, 2026 (the "Notes") of C. R. Bard, Inc. ("Bard" or the "Company") offered hereby is payable semi-annually on June 1 and December 1 of each year, beginning June 1, 1997. The Notes will not be redeemable by the Company prior to maturity and will not be subject to any sinking fund. The Notes will be redeemable at the option of each of the holders thereof on December 1, 2006, at a redemption price equal to the principal amount thereof. To exercise this option, a holder must deliver a notice of exercise of the redemption option to the Company no earlier than October 1, 2006 and no later than November 1, 2006, and once given, such notice will be irrevocable. See "Description of Notes."

The Notes will be represented by one or more global securities (the "Global Securities") registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein, Notes in definitive form will not be issued. See "Description of Notes."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------
                                                                        UNDERWRITING
                                                         PRICE TO       DISCOUNTS AND     PROCEEDS TO
                                                         PUBLIC(1)      COMMISSIONS(2)   COMPANY(1)(3)

------------------------------------------------------------------------------------------------------
Per Note                                               99.909%          .650%            99.259%
------------------------------------------------------------------------------------------------------
Total                                                  $149,863,500     $975,000         $148,888,500
------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from December 9, 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $393,750.

The Notes are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about December 9, 1996 through the facilities of DTC, against payment therefor in same-day funds.

J.P. MORGAN & CO.
                       CS FIRST BOSTON
                                          SALOMON BROTHERS INC

December 4, 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
                                   PROSPECTUS SUPPLEMENT
The Company..........................................................................    S-3
Recent Developments..................................................................    S-5
Capitalization.......................................................................    S-6
Ratio of Earnings to Fixed Charges...................................................    S-6
Use of Proceeds......................................................................    S-6
Selected Pro Forma Financial Information.............................................    S-7
Selected Historical Financial Information............................................   S-10
Description of Notes.................................................................   S-11
Underwriting.........................................................................   S-12
                                         PROSPECTUS
Available Information................................................................      2
Incorporation of Certain Information by Reference....................................      2
The Company..........................................................................      3
Ratio of Earnings to Fixed Charges...................................................      4
Use of Proceeds......................................................................      4
Description of Debt Securities.......................................................      4
Plan of Distribution.................................................................     11
Legal Matters........................................................................     12
Experts..............................................................................     12

                                  THE COMPANY

     The Company is a leading multinational developer, manufacturer and marketer of health care products, and a pioneer in the development of single use medical products for standardized procedures. The Company designs and manufactures medical, surgical, diagnostic and patient care devices which it markets worldwide to hospitals, individual health care professionals, extended care facilities and alternate site facilities.

     The Company was started by Charles Russell Bard in 1907. One of its first medical products was the silk urethral catheter imported from France. In 1923, the Company was incorporated as C. R. Bard, Inc. and distributed an assortment of urological and surgical products. Bard became a publicly-traded company in 1963 and five years later was traded on the New York Stock Exchange.

     1995 sales of $1.138 billion increased 7% from 1994. 1994 sales of $1.065 billion increased 6% from 1993. Net income for 1995 totaled $86.8 million or $1.53 per share, and increased 15% and 14%, respectively, against 1994. Net income for 1994 totaled $75.6 million or $1.34 per share, in each case an increase of 31% against 1993.

     Hospitals, physicians and nursing homes purchase approximately 90% of the Company's products, most of which are used once and then discarded.

     Historically, Bard has been known for its products in the urological field, where its Foley catheter is the leading device for bladder drainage. Today, Bard's largest product group is surgical devices, which contributed approximately 39% of consolidated net sales in 1995. Bard continually expands its research toward the improvement of existing products and the development of new ones.

     Bard's sales may be grouped into three principal product lines: cardiovascular, urological and surgical. International sales include most of the same products manufactured and sold by Bard's domestic operations. Domestic and international sales are combined for product group sales presentation.

     Cardiovascular. Bard's line of cardiovascular products includes balloon angioplasty catheters, steerable guidewires, guide catheters and inflation devices; angiography catheters and accessories; introducer sheaths; electrophysiology products including cardiac mapping and electrophysiology laboratory systems, and diagnostic and temporary pacing electrode catheters; cardiopulmonary support systems; and blood oxygenators and related products used in open-heart surgery.

     Urological. Bard offers a complete line of urological products including Foley catheters, procedural kits and trays and related urine monitoring and collection systems; biopsy and other cancer monitoring and detection products; ureteral stents; and specialty devices for incontinence, ureteroscopic procedures and stone removal.

     Surgical. Bard's surgical products include specialty access catheters and ports; implantable blood vessel replacements; fabrics and meshes for vessel and hernia repair; surgical suction, irrigation and drainage devices;
gastroenterological products, irrigation devices for orthopaedic and laparoscopic procedures; laparoscopic accessories; blood management devices and products for wound management and skin care.

     The following table sets forth for the three years ended December 31, 1995 the approximate percentage contribution by product line to Bard's consolidated net sales on a worldwide basis.

                                                                      YEARS ENDED DECEMBER
                                                                              31,
                                                                      --------------------
                                                                      1995    1994    1993
                                                                      ----    ----    ----
    Cardiovascular.................................................    33%     35%     38%
    Urological.....................................................    28%     27%     25%
    Surgical.......................................................    39%     38%     37%
                                                                      ----    ----    ----
              Total................................................   100%    100%    100%
                                                                      =====   =====   =====

     Bard markets cardiovascular, urological and surgical products throughout the world. The Company's principal international markets are Japan, Canada, the United Kingdom and continental Europe. Approximately two-thirds of the sales in this segment are of products manufactured by Bard in facilities located in Canada, France, Germany, Ireland, Malaysia and the United Kingdom. The balance of the sales are from products manufactured in the continental United States, Puerto Rico or Mexico for export. Bard's foreign operations are subject to the usual risks of doing business abroad, including restrictions on currency transfer, exchange fluctuations and possible adverse government regulations.

     The Company's products are distributed domestically directly to hospitals and other institutions as well as through numerous hospital/surgical supply and other medical specialty distributors with whom the Company has distribution agreements. In international markets, products are distributed either directly or through distributors with the practice varying by country. Sales promotion activities are carried on by full-time representatives of the Company in domestic and international markets.

     Sales to a single distributor (which supplies the Company's products to many end-users) accounted for approximately 9% of the Company's sales in 1995, and the Company's five largest distributors combined accounted for approximately 22% of 1995 sales. Combined sales to federal agencies accounted for approximately 1% of sales in 1995.

     In order to service its customers, both inside and outside the United States, the Company maintains inventories at distribution facilities in most of its principal marketing areas. Products are normally shipped within a matter of days after receipt of customer orders, except for items temporarily out of stock. Backlog is normally not significant in the business of the Company.

     Most of the products sold by the Company, whether manufactured by it or by others, are sold under the BARD trade name or trademark or other trademarks owned by the Company. Products manufactured for the Company by outside suppliers are produced according to the Company's specifications.

     The Company employs approximately 9,800 persons.

     The principal executive offices of the Company are located at 730 Central Avenue, Murray Hill, New Jersey 07974. The telephone number is (908) 277-8000. Requests for copies of documents incorporated by reference herein should be directed to C. R. Bard, Inc. at the above address and telephone number,
Attention: Investor Relations Department.

                              RECENT DEVELOPMENTS

RESULTS OF OPERATIONS

     Bard reported net sales of $295.8 million for the quarter ended September 30, 1996, an increase of 7% over the $277.6 million of third quarter 1995 sales. Nonrecurring charges are included in the reported net income results of both the third quarters of 1996 and 1995. Excluding nonrecurring charges, earnings per share for the 1996 and 1995 third quarters would have been 43 cents and 42 cents, respectively. Net income as reported for the 1996 third quarter totaled $11.4 million and earnings per share were 20 cents. In the 1995 third quarter, reported net income was $14.1 million with earnings per share of 25 cents. Third quarter 1995 net income included a nonrecurring after-tax charge of $9.9 million, or 17 cents per share, for costs associated with the acquisition of MedChem, Inc. Third quarter 1996 net income included two nonrecurring after-tax charges. The first charge of $6.7 million, or 12 cents per share, was for noncapitalizable expenses related to the acquisition of IMPRA, Inc., which was completed on September 16, 1996. See "-- Acquisition of IMPRA, Inc." The second charge of $6.2 million, or 11 cents per share, was for costs to combine certain existing manufacturing operations.

     For the nine months ended September 30, 1996, sales in the United States were $580.1 million, while international sales totaled $300.1 million. Currency translations decreased worldwide sales by 2% in the third quarter and 1% for the nine months. Year-to-date net income and earnings per share, including the third quarter charges, were $66.0 million and $1.16, respectively, compared with last year's nine-month results of $64.0 million in net income and $1.13 in earnings per share.

ACQUISITION OF IMPRA, INC.

     Pursuant to an Agreement and Plan of Merger, dated as of August 2, 1996, as amended (the "Agreement and Plan of Merger"), among Bard, CRB Acquisition Company, a wholly-owned subsidiary of Bard ("CRB"), and IMPRA, Inc. ("IMPRA"), on September 16, 1996 CRB was merged with and into IMPRA as a result of which IMPRA became a wholly-owned subsidiary of Bard (the "IMPRA Acquisition"). The shares of common stock of IMPRA outstanding immediately prior to the merger were converted into the right to receive a pro rata portion of $143,196,000. The purchase price is subject to adjustment based on IMPRA's balance sheet at the effective time of the merger as provided in the Agreement and Plan of Merger. In addition, in connection with the merger Bard acquired certain related real estate from affiliates of IMPRA for $3,000,000. The merger, real estate acquisition and related costs of the IMPRA Acquisition of approximately $153.0 million were initially financed through the incurrence of short-term indebtedness under the Company's commercial paper program. The Company expects to use the proceeds of the offering of the Notes to repay approximately $148.6 million of short-term indebtedness. See "Use of Proceeds."

     IMPRA is headquartered in Tempe, Arizona and develops, manufactures and markets vascular grafts used for blood vessel replacement surgery. IMPRA is an international leader in the development, manufacturing and marketing of PTFE grafts used for vascular surgery, offering more than 260 products to the vascular surgeon as a complete line, full service supplier. Founded in 1974, IMPRA currently employs approximately 260 people, of which 75% are employed in locations in the United States.

     The Company expects to combine the complementary product lines of its Bard Vascular Systems Division and IMPRA to form a new division operating under the name "IMPRA," which will be headquartered in a 33,000 square foot facility located in Tempe, Arizona. The establishment of the new IMPRA division will permit the Bard Vascular Systems Division to focus its resources on cardiac assist and cardiopulmonary market opportunities.

     IMPRA has several active R&D programs in vascular graft and endovascular technology and had sales of $48.8 million for the fiscal year ended June 30, 1996.

                                 CAPITALIZATION

     The following table sets forth (a) the consolidated capitalization of the Company at September 30, 1996 (reflecting the IMPRA Acquisition) and (b) as adjusted to reflect the sale of the Notes offered hereby and application of the net proceeds therefrom to repay existing short-term borrowings. See "Use of Proceeds."

                                                                           SEPTEMBER 30, 1996
                                                                        -------------------------
                                                                          ACTUAL      AS ADJUSTED
                                                                        ----------    -----------
                                                                             (IN THOUSANDS)
Short-term Debt:
     Short-term borrowings and current maturities of long-term
      debt...........................................................   $  289,400    $   140,900
                                                                        ----------    -----------
Long-term Debt:
     8.69% notes due 1999............................................       60,000         60,000
     7.8% mortgage loan..............................................        9,700          9,700
     Short-term borrowings reclassified as long-term debt*...........      120,000        120,000
     6.70% notes due 2026............................................            0        150,000
     Other notes due.................................................        5,300          5,300
                                                                        ----------    -----------
          Total long-term debt.......................................      195,000        345,000
                                                                        ----------    -----------
Total debt...........................................................      484,400        485,900
Shareholders' investment.............................................      587,700        587,700
                                                                        ----------    -----------
Total capitalization.................................................   $1,072,100    $ 1,073,600
                                                                         =========      =========

---------------
* Borrowings of $120,000,000 under the Company's commercial paper program have been classified as long-term debt as the Company has both the intention and ability to refinance these amounts on a long-term basis.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated:

                                                      NINE MONTHS
                                                         ENDED              YEARS ENDED DECEMBER 31,
                                                     SEPTEMBER 30,    ------------------------------------
                                                         1996         1995    1994    1993    1992    1991
                                                     -------------    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges................        3.61*       4.89    5.46    6.41    7.00    5.12

---------------
* During the nine months ended September 30, 1996, the Company recorded (1) a one-time charge of $10,000,000 related to the reorganization of certain existing manufacturing operations, (2) a credit of $2,500,000 for the elimination of a contractual agreement which previously had been accrued, (3) $9,900,000 of income related to royalties on angioplasty catheter balloon technology received on sales for prior periods and charges of $31,000,000 ($16,800,000 net of tax) related to the writedown of assets and (4) miscellaneous charges amounting to $6,000,000 primarily related to legal settlements. Excluding the effects of these unusual items, for the nine months ended September 30, 1996 earnings before taxes would have been $99,400,000 and the ratio of earnings to fixed charges would have been 5.02.

     For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding capitalized interest) but excludes undistributed earnings of less than 50% owned companies carried at equity. Fixed charges consist of interest on indebtedness, whether expensed or capitalized, and the portion of rental expense the Company believes to be representative of interest.

                                USE OF PROCEEDS

     The net proceeds from the offering of the Notes are estimated to be approximately $148.5 million. The Company expects to use the net proceeds from the offering of the Notes to repay short-term indebtedness, including indebtedness incurred to finance the IMPRA Acquisition. The indebtedness to be repaid bears interest at a weighted average rate of approximately 5.5% and will mature on or about December 9, 1996.

                    SELECTED PRO FORMA FINANCIAL INFORMATION

     The unaudited pro forma combined condensed balance sheet data set forth below as of June 30, 1996 and the unaudited pro forma combined condensed income statement data set forth below for the twelve months ended December 31, 1995 and the six months ended June 30, 1996 give effect to the IMPRA Acquisition accounted for under the purchase method of accounting. The unaudited pro forma combined condensed financial data is based on the historical consolidated financial statements of Bard and IMPRA under the assumptions and adjustments set forth in the notes to such pro forma financial data.

     The unaudited pro forma combined condensed balance sheet data assumes that the merger was consummated on June 30, 1996, and the unaudited pro forma combined condensed income statement data assumes that the merger was consummated on January 1, 1995. The fiscal year of Bard ends on December 31 and the fiscal year of IMPRA ends on June 30. For purposes of presenting the unaudited pro forma combined condensed income statement data the historical financial statements of IMPRA were compiled on a calendar year basis ended December 31, 1995 and six months ended June 30, 1996 consistent with Bard's calendar year-end.

     Bard incurred approximately $153.0 million in short-term indebtedness to finance the IMPRA Acquisition and related expenses. For purposes of presenting the unaudited pro forma combined condensed balance sheet data, IMPRA's assets and liabilities have been recorded at their estimated fair market values and the excess purchase price has been assigned to goodwill, which is being amortized over a 40-year period. The fair value of IMPRA's assets and liabilities is based on preliminary estimates. Upon completion of a detailed review of assets and liabilities, including intangibles, certain adjustments may be required to finalize the purchase accounting. The unaudited pro forma combined condensed income statement data excludes any benefits that may result due to synergies that may be derived and the elimination of duplicative efforts in connection with the IMPRA Acquisition.

     The unaudited pro forma combined condensed financial statement data may not be indicative of the results that actually would have occurred if the IMPRA Acquisition had been consummated on the dates indicated or which may be obtained in the future. The unaudited pro forma combined condensed financial statement data should be read in conjunction with the historical consolidated financial statements for IMPRA and Bard and Bard's Current Report on Form 8-K, dated September 16, 1996, as amended, incorporated herein by reference.

           UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET DATA

                                                                         JUNE 30, 1996
                                                      ----------------------------------------------------
                                                           HISTORICAL
                                                      ---------------------     PRO FORMA
                                                         BARD        IMPRA     ADJUSTMENTS        TOTAL
                                                      ----------    -------    -----------      ----------
                                                                         (IN THOUSANDS)
ASSETS
Current Assets:
    Cash and short-term investments................   $   64,500    $ 6,900                     $   71,400
    Accounts receivable, net.......................      232,400      7,800                        240,200
    Inventories....................................      245,600      3,900                        249,500
    Other current assets...........................        9,500      4,200     $  (2,500)(1)       11,200
                                                      ----------    -------    -----------      ----------
         Total current assets......................      552,000     22,800        (2,500)         572,300
                                                      ----------    -------    -----------      ----------
Property, plant and equipment......................      214,400      3,000           800(2)       218,200
Intangible assets, net.............................      308,300        600       141,000(3)       449,900
Other assets.......................................       75,100        500         1,500(4)        77,100
                                                      ----------    -------    -----------      ----------
                                                      $1,149,800    $26,900     $ 140,800       $1,317,500
                                                      ===========   ========   ===========      ===========
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
    Short-term borrowings and current maturities of
       long-term debt..............................   $  159,100    $ 2,800     $  (1,700)(5)   $  160,200
    Accounts payable...............................       35,700      2,600                         38,300
    Accrued expenses...............................      129,300      6,000        12,700(6)       148,000
    Federal and foreign income taxes...............        3,900                   (2,300)(6)        1,600
                                                      ----------    -------    -----------      ----------
         Total current liabilities.................      328,000     11,400         8,700          348,100
                                                      ----------    -------    -----------      ----------
Long-term debt.....................................      194,800        100       154,300(4)       349,200
                                                      ----------    -------    -----------      ----------
Other long-term liabilities........................       43,100                                    43,100
                                                      ----------    -------    -----------      ----------
Shareholders' Investment:
    Preferred stock................................
    Common stock...................................       14,300                                    14,300
    Capital in excess of par value.................       72,300        200          (200)(7)       72,300
    Retained earnings..............................      494,900     15,200       (22,000)(8)      488,100
    Other..........................................        2,400                                     2,400
                                                      ----------    -------    -----------      ----------
         Total shareholders' investment............      583,900     15,400       (22,200)         577,100
                                                      ----------    -------    -----------      ----------
                                                      $1,149,800    $26,900     $ 140,800       $1,317,500
                                                      ===========   ========   ===========      ===========

---------------
(1) Represents the settlement of IMPRA's related party notes receivable at the date of merger.

(2) Represents the acquisition of IMPRA's Tempe manufacturing facility and adjustments to reflect the fair value of IMPRA's property, plant and equipment.

(3) Represents the adjustment required to record goodwill related to the IMPRA Acquisition and adjustments to reflect the fair value of IMPRA's intangibles. The consideration paid by Bard has been adjusted to include the direct costs paid by Bard.

(4) Represents the issuance of debt and deferral of debt issuance costs to acquire the outstanding shares of IMPRA. Although the IMPRA Acquisition was initially financed with short-term borrowings, at the time of the merger the Company anticipated refinancing approximately all of this amount through the issuance of long-term debt. The proceeds from the sale of the Notes will be used to repay approximately $148.6 million of short-term borrowings of the Company. The Notes to be issued in this offering will bear interest at higher rates than such short-term borrowings, and, for pro forma purposes, a higher assumed interest rate of 7.25% was utilized.

(5) Represents the repayment of various IMPRA bank notes at the closing of the IMPRA Acquisition.

(6) Represents direct acquisition costs and one-time charges incurred by Bard related to the integration of the IMPRA business and their associated tax effects.

(7) Represents the elimination of IMPRA's historical equity.

(8) Represents the balance sheet effect of direct acquisition costs and one-time charges incurred by Bard related to the integration of the IMPRA business and their associated tax effects ($6,800) and the elimination of IMPRA's historical equity ($15,200).

          UNAUDITED PRO FORMA COMBINED CONDENSED INCOME STATEMENT DATA

                                                         FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995
                                                      ----------------------------------------------------
                                                           HISTORICAL
                                                      ---------------------     PRO FORMA
                                                         BARD        IMPRA     ADJUSTMENTS        TOTAL
                                                      ----------    -------    -----------      ----------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales..........................................   $1,137,800    $45,600                     $1,183,400
                                                      ----------    -------                     ----------
Costs and Expenses:
    Cost of goods sold.............................      550,000      7,100                        557,100
    Marketing, selling and administrative..........      354,600     29,000     $   3,600(1)       387,200
    Research and development.......................       75,600      2,700                         78,300
    Costs to combine operations....................       17,700                    9,000(2)        26,700
    Interest expense (income)......................       24,200       (300)       11,300(3)        35,200
    Other income (expense), net....................        7,800       (300)                         7,500
                                                      ----------    -------    -----------      ----------
Total costs and expenses:..........................    1,014,300     38,800        23,900        1,077,000
                                                      ----------    -------    -----------      ----------
Income (loss) before income taxes..................      123,500      6,800       (23,900)         106,400
Provision (benefit) for income taxes...............       36,700      2,800        (6,600)(4)       32,900
                                                      ----------    -------    -----------      ----------
Net income.........................................   $   86,800    $ 4,000     $ (17,300)      $   73,500
                                                      ===========   ========   ===========      ===========
Weighted average number of common shares
  outstanding......................................   56,731,000                                56,731,000
Earnings per share.................................   $     1.53                                $     1.30
                                                      ===========                               ===========

                                                             FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                                      ----------------------------------------------------
                                                           HISTORICAL
                                                      ---------------------     PRO FORMA
                                                         BARD        IMPRA     ADJUSTMENTS        TOTAL
                                                      ----------    -------    -----------      ----------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales..........................................   $  584,400    $25,800                     $  610,200
                                                      ----------    -------                     ----------
Costs and Expenses:
    Cost of goods sold.............................      283,900      4,300                        288,200
    Marketing, selling and administrative..........      176,400     16,600     $   1,800(1)       194,800
    Research and development.......................       39,100      1,600                         40,700
    Interest expense (income)......................       12,100       (300)        5,700(3)        17,500
    Other income (expense), net....................      (23,300)      (300)                       (23,600)
                                                      ----------    -------    -----------      ----------
Total costs and expenses:..........................      534,800     22,500         7,500          564,800
                                                      ----------    -------    -----------      ----------
Income (loss) before income taxes..................       49,600      3,300        (7,500)          45,400
Provision (benefit) for income taxes...............       (5,000)     1,300        (2,200)(4)       (5,900)
                                                      ----------    -------    -----------      ----------
Net income.........................................   $   54,600    $ 2,000     $  (5,300)      $   51,300
                                                      ===========   ========   ===========      ===========
Weighted average number of common shares
  outstanding......................................   57,009,000                                57,009,000
Earnings per share.................................   $      .96                                $      .90
                                                      ===========                               ===========

---------------
(1) Represents the amortization of additional goodwill over 40 years and the adjustment to depreciation resulting from the acquisition of IMPRA's Tempe manufacturing facility.

(2) Represents one-time charges incurred by Bard related to the integration of the IMPRA business.

(3) Represents the increase in interest expense resulting from the IMPRA Acquisition. The IMPRA Acquisition was initially financed with short-term borrowings at an assumed long-term rate of 7.25%. Interest expense includes amortization of long-term debt issuance costs.

(4) Represents the tax effect of pro forma adjustments.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected historical financial information set forth below at December 31, 1995, 1994, 1993, 1992 and 1991 and for the years then ended has been derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected historical financial information set forth below at September 30, 1996 and for the nine month periods ended September 30, 1996 and 1995 has been derived from the Company's unaudited interim financial statements, which in the opinion of the Company's management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited interim periods. Interim operating results and balance sheet information are not necessarily indicative of the operating results or financial condition that may be expected for the full year. The selected historical financial information set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated herein by reference.

                                 FOR THE NINE MONTHS
                                     ENDED OR AT                            FOR THE TWELVE MONTHS
                                    SEPTEMBER 30,                          ENDED OR AT DECEMBER 31,
                               -----------------------   ------------------------------------------------------------
                                  1996         1995         1995         1994         1993         1992        1991
                               ----------   ----------   ----------   ----------   ----------   ----------   --------
                                                         (IN THOUSANDS, EXCEPT RATIO DATA)
STATEMENT OF INCOME DATA
Net sales..................... $  880,200   $  846,800   $1,137,800   $1,064,600   $1,008,800   $1,033,800   $903,500
Cost of goods sold............    430,500      409,000      550,000      513,500      489,100      523,800    473,900
Marketing, selling and
  administrative..............    266,600      262,800      354,600      326,500      320,200      311,400    268,300
Research and development......     57,800       57,100       75,600       71,600       67,500       62,300     56,700
Costs to combine operations...      9,000       12,500       17,700           --           --           --         --
Interest expense..............     18,700       18,700       24,200       16,300       12,500       13,400     13,900
Net income.................... $   66,000   $   64,000   $   86,800   $   75,600   $   57,800   $   83,400   $ 65,600
BALANCE SHEET DATA
Total assets.................. $1,317,900                $1,091,000   $1,043,100   $  881,400   $  789,200   $736,600
Working capital...............     69,700                   230,600       72,300      165,200      213,200    192,900
Long-term debt................    195,000                   198,400       93,400       82,100       84,000     80,000
Total debt....................    484,400                   265,300      294,000      171,000      148,300    142,000
Shareholders' investment...... $  587,700                $  564,600   $  495,400   $  439,900   $  444,900   $424,300
Ratio of total debt to total
  capitalization..............      0.452                     0.320        0.372        0.280        0.250      0.251

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements the description of the general terms of the Debt Securities (as defined in the accompanying Prospectus) set forth under the heading "Description of Debt Securities" in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     The Notes offered hereby will be unsecured general obligations of the Company, and will constitute a series of Debt Securities to be issued under the Indenture referred to in the accompanying Prospectus, as such terms are defined therein. The Notes will be limited to $150,000,000 aggregate principal amount and will mature on December 1, 2026. The Notes will bear interest at the rate set forth on the cover page of this Prospectus Supplement from December 9, 1996, or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on June 1 and December 1 of each year, commencing June 1, 1997 to holders of record at the close of business on the preceding May 15 and November 15, as the case may be. The Notes are subject to legal defeasance and discharge and covenant defeasance, as described under "Description of Debt Securities -- Defeasance" in the accompanying Prospectus.

REDEMPTION

     The Notes are not redeemable by the Company prior to maturity and do not provide for any sinking fund.

     The Notes will be redeemable at the option of each of the holders on December 1, 2006, at a redemption price equal to the principal amount thereof, payable together with interest on the principal amount redeemed to the date of redemption. To exercise the redemption option, a holder must deliver a notice of exercise of such option to the Company at the Corporate Trust Office of the Trustee (or such other location of which the Company shall notify holders), no earlier than October 1, 2006 and no later than November 1, 2006. Any such notice of exercise of the redemption option shall be irrevocable. The redemption option may be exercised by a holder for less than the entire principal amount of the Notes held by such holder, so long as the principal amount that is to be redeemed is equal to $1,000 or any integral multiple thereof.

     While the Notes are represented by Global Securities held by or on behalf of DTC, and registered in the name of DTC or DTC's nominee, the redemption option for repayment may be exercised by the applicable participant that has an account with DTC, on behalf of the beneficial owners of the Global Securities, by delivering a notice thereof to the Trustee at its Corporate Trust Office (or such other location of which the Company shall notify holders) no earlier than October 1, 2006 and no later than November 1, 2006. Notices of exercise of the redemption option from participants on behalf of beneficial owners of the Global Securities must be received by the Trustee by 5:00 P.M., New York City time, on the last day for giving such notice. In order to ensure that a notice is received by the Trustee on a particular day, the beneficial owner of a Global Security must so direct the applicable participant before such participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, each beneficial owner of a Global Security should consult the participant through which it owns its interest therein for the deadlines for such participant. All notices shall be executed by a duly authorized officer of such participant (with signature guaranteed) and shall be irrevocable. In addition, the beneficial owner of a Global Security shall effect delivery at the time such notices of election are given to DTC by causing the applicable participant to transfer such beneficial owner's interest in such Global Security, on DTC's records, to the Trustee. See "-- Global Securities."

GLOBAL SECURITIES

     The Notes initially will be issued as Global Securities. See "Description of Debt Securities -- Book-Entry System" in the accompanying Prospectus for additional information concerning the Notes, the Indenture and the book-entry system. DTC will be the depositary with respect to the Notes.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters (as defined below) in immediately available funds. All payments of principal, premium, if any, and interest will be made by the Company in immediately available funds to DTC in The City of New York. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, and secondary market trading activity in the Notes will therefore settle in immediately available funds.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an Underwriting Agreement dated the date of this Prospectus Supplement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters") and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

                                 NAME                                 PRINCIPAL AMOUNT OF NOTES
    ---------------------------------------------------------------   -------------------------
    J.P. Morgan Securities Inc. ...................................         $  50,000,000
    CS First Boston Corporation....................................            50,000,000
    Salomon Brothers Inc...........................................            50,000,000
                                                                      -------------------------
              Total................................................         $ 150,000,000
                                                                      ===================

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Company has been advised by the Underwriters that they initially propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering price and such concessions to dealers may be changed by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market for the Notes, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, are engaging and may in the future engage, in commercial banking and investment banking transactions with the Company and its affiliates.

                                C. R. BARD, INC.

LOGO                            DEBT SECURITIES
                            ------------------------
     C. R. Bard, Inc. (the "Company") may offer from time to time unsecured debt securities ("Debt Securities") consisting of debentures, notes and/or other evidences of unsecured indebtedness in one or more series, or any combination of the foregoing, at an aggregate initial offering price not to exceed $200,000,000, or its equivalent if some or all of the Debt Securities are denominated in one or more foreign currencies, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale.

     Specific terms of the particular Debt Securities in respect of which this Prospectus is being delivered will be set forth in one or more accompanying Prospectus Supplements (each a "Prospectus Supplement"), together with the terms of the offering of the Debt Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Debt Securities, without limitation, the following: the specific designation, aggregate principal amount, authorized denomination, maturity, rate or method of calculation of interest and dates for payment thereof, any exchangeability, conversion, redemption, prepayment or sinking fund provisions, the currency or currencies or currency unit or currency units in which principal, premium, if any, or interest, if any, is payable, any modifications of or additions to the covenants described in this Prospectus and any other specific terms thereof. The amounts payable by the Company in respect of Debt Securities may be calculated by reference to the value, rate or price of one or more specified commodities, currencies or indices to the extent set forth in the Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to the Debt Securities covered by the Prospectus Supplement.

     The Company may sell the Debt Securities directly, through agents designated from time to time or through underwriters or dealers. If any agents of the Company or any underwriters or dealers are involved in the sale of the Debt Securities, the names of such agents, underwriters or dealers, any applicable commissions and discounts, and the net proceeds to the Company will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for agents, underwriters and dealers.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

             This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

               The date of this Prospectus is November 15, 1996.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR CHANGE IN THE AFFAIRS OF THE COMPANY AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, NY 10048 and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Company's common stock is listed on the New York Stock Exchange, and reports and other information herein can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities being offered pursuant to this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance that a copy of such document has been filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the copy so filed. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents have been filed by the Company with the Commission (File No. 1-06926) and are hereby incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1995 (which incorporates by reference certain information from the Company's Proxy Statement relating to the 1996 Annual Meeting of Shareholders);

     (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1996; and

     (3) The Company's Current Report on Form 8-K dated September 16, 1996, as amended.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to C. R. Bard, Inc., 730 Central Avenue, Murray Hill, New Jersey 07974, Attention: Investor Relations Department (telephone: (908) 277-8000).

                                  THE COMPANY

     The Company is a leading multinational developer, manufacturer and marketer of health care products, and a pioneer in the development of single use medical products for standardized procedures. The Company designs and manufactures medical, surgical, diagnostic and patient care devices which it markets worldwide to hospitals, individual health care professionals, extended care facilities and alternate site facilities.

     Cardiovascular. Bard's line of cardiovascular products includes balloon angioplasty catheters, steerable guidewires, guide catheters and inflation devices; angiography catheters and accessories; introducer sheaths; electrophysiology products including cardiac mapping and electrophysiology laboratory systems, and diagnostic and temporary pacing electrode catheters; cardiopulmonary support systems; and blood oxygenators and related products used in open-heart surgery.

     Urological. Bard offers a complete line of urological products including Foley catheters, procedural kits and trays and related urine monitoring and collection systems; biopsy and other cancer monitoring and detection products; ureteral stents; and specialty devices for incontinence, ureteroscopic procedures and stone removal.

     Surgical. Bard's surgical products include specialty access catheters and ports; implantable blood vessel replacements; fabrics and meshes for vessel and hernia repair; surgical suction, irrigation and drainage devices;
gastroenterological products, irrigation devices for orthopaedic and laparoscopic procedures; laparoscopic accessories; blood management devices and products for wound management and skin care.

     The principal executive offices of the Company are located at 730 Central Avenue, Murray Hill, New Jersey 07974. The telephone number is (908) 277-8000.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated:

                                                      SIX MONTHS            YEARS ENDED DECEMBER 31,
                                                    ENDED JUNE 30,    ------------------------------------
                                                         1996         1995    1994    1993    1992    1991
                                                    --------------    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges...............        4.08*        4.89    5.46    6.41    7.00    5.12

---------------
* During the six months ended June 30, 1996, the Company recorded (1) a credit of $2,500,000 for the elimination of a contractual agreement which previously had been accrued, (2) $9,900,000 of income related to royalties on angioplasty catheter balloon technology received on sales for prior periods and charges of $31,000,000 ($16,800,000 net of tax) related to the writedown of assets and
  (3) miscellaneous charges amounting to $6,000,000 primarily related to legal settlements. Excluding the effects of these unusual items, for the six months ended June 30, 1996 earnings before taxes would have been $74,200,000 and the ratio of earnings to fixed charges would have been 5.62.

     For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding capitalized interest) but excludes undistributed earnings of less than 50% owned companies carried at equity. Fixed charges consist of interest on indebtedness, whether expensed or capitalized, and the portion of rental expense the Company believes to be representative of interest.

                                USE OF PROCEEDS

     Except as may otherwise be disclosed in an applicable Prospectus Supplement, the net proceeds to the Company from the sale of the Debt Securities offered hereby are expected to be used for general corporate purposes, which may include financing capital expenditures and working capital requirements, stock repurchases, acquisitions or repayment or refinancing of existing indebtedness. Pending application, proceeds may be invested in short-term, marketable securities.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be unsecured obligations issued under an Indenture (the "Indenture"), between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"). The following summaries do not purport to be complete and are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement. Wherever particular provisions of the Indenture or terms defined therein are referred to, such provisions are incorporated by reference as part of the statements made herein, and such statements are qualified in their entirety by such reference to the provisions of the Indenture. Capitalized terms used below and not otherwise defined are used as defined in the Indenture. Section references are to the Indenture.

GENERAL

     The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that the Debt Securities may be issued from time to time in one or more series. The Debt Securities will rank equally with all other unsecured and unsubordinated obligations of the Company. Except as described under "-- Certain Restrictions on the Company," the Indenture does not limit other indebtedness or securities which may be incurred or issued by the Company or any of its subsidiaries or contain financial or similar restrictions on the Company or any of its subsidiaries. The Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in any distribution of assets of any subsidiary of the Company upon the subsidiary's liquidation or reorganization or otherwise are effectively subordinated to the claims of the subsidiary's creditors, except to the extent that the Company or any of its creditors may itself be a creditor of that subsidiary.

     Reference is made to the applicable Prospectus Supplement for the following terms of and information relating to the Debt Securities offered thereby (the "Offered Debt Securities"): (i) the designation of the Offered Debt Securities;
(ii) the aggregate principal amount of the Offered Debt Securities; (iii) the date or dates on which principal of, and premium, if any, on, the Offered Debt Securities will be payable; (iv) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities shall bear interest, if any, or the method by which such rate or rates shall be determined, the basis on which such interest, if any, shall be calculated if other than a 360-day year consisting of twelve 30-day months, the date or dates from which such interest, if any, will accrue and on which such interest, if any, will be payable and the related record dates; (v) if other than the offices of the Trustee, the place where the principal of, and premium, if any, and interest, if any, on, the Offered Debt Securities will be payable; (vi) any redemption, repayment or sinking fund provisions; (vii) if other than denominations of $1,000 or multiples thereof, the denominations in which the Offered Debt Securities will be issuable; (viii) if other than the principal amount thereof, the portion of the principal amount due upon acceleration; (ix) if other than U.S. dollars, the currency or currencies or currency unit or currency units in which the Offered Debt Securities will be denominated and in which principal of, and premium, if any, and interest, if any, on, the Offered Debt Securities will or may be payable; (x) any index used to determine the amount of payments or principal of, and premium, if any, and interest, if any, on, the Offered Debt Securities; (xi) the terms and conditions, if any, pursuant to which the Offered Debt Securities may be converted or exchanged for other securities of the Company or any other person; (xii) whether the Offered Debt Securities shall be issued in the form of one or more Global Securities; (xiii) the identity of any trustees, depositaries, authenticating or paying agents, transfer agents or registrars with respect to the Offered Debt Securities and (xiv) any other specific terms of the Offered Debt Securities (Section 2.3).

     The Debt Securities will be issued as registered securities either in certificated form or in the form of one or more global securities under a book-entry system, as specified in the accompanying Prospectus Supplement. See "-- Book-Entry System."

     Unless otherwise specified in the applicable Prospectus Supplement, principal and premium, if any, will be payable, and the Debt Securities will be transferable and exchangeable without any service charge, at the office of the Trustee. However, the Company may require payment of the sum sufficient to cover any tax or other governmental charge, payable in connection with any such transfer or exchange (Sections 2.8 and 3.2).

     Unless otherwise specified in the applicable Prospectus Supplement, interest on any series of Debt Securities will be payable on the interest payment dates set forth in the applicable Prospectus Supplement to the persons in whose names the Debt Securities are registered at the close of business on the related record date and will be paid, at the option of the Company, by wire transfer or by checks mailed to such persons (Sections 2.7 and 3.1).

     If the Debt Securities are issued as Original Issue Discount Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount, the material United States federal income tax consequences and other special considerations applicable to such Original Issue Discount Securities will be generally described in the applicable Prospectus Supplement.

     If any Debt Securities are sold for any foreign currency or currency unit or if the principal of, or premium, if any, or interest, if any, on, any Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such Debt Securities and such foreign currency or currency unit will be set forth in the Prospectus Supplement relating thereto.

     Unless otherwise described in the applicable Prospectus Supplement, there are no covenants or provisions contained in the Indenture which afford the holders of the Debt Securities protection in the event of a highly-leveraged transaction involving the Company.

BOOK-ENTRY SYSTEM

     If so specified in the applicable Prospectus Supplement, Debt Securities of any series may be issued under a book-entry system in the form of one or more global securities (each a "Global Security"). Each Global Security will be deposited with, or on behalf of, a depositary, which, unless otherwise specified in the applicable Prospectus Supplement, will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

     The Depositary has advised the Company that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or representatives of which) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited will be designated by the underwriters, dealers or agents, if any, or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in certificated form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary or its nominee is the registered owner of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Security will not be entitled to have the Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificates representing the Debt Securities and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.

     Payment of principal of, and premium, if any, and interest, if any, on, Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Security representing such Debt Securities. None of the Company, the Trustee, any paying agent or registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary or its nominee, as the case may be, upon receipt of any payment of principal, premium or interest in respect of a Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     A Global Security may not be transferred except as a whole by the Depositary to its nominee or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or its nominee to a successor of the Depositary or a nominee of such successor. If the Depositary for a Global Security is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities in certificated form in exchange for all of the Global Securities representing such Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities represented by one or more Global Securities and, in such event, will issue Debt Securities in certificated form in exchange for all of the Global Securities representing such Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary, receive Debt Securities of such series in certificated form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in certificated form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (Section 2.8).

CERTAIN RESTRICTIONS ON THE COMPANY

  Limitations on Liens

     So long as any Debt Securities remain outstanding, the Company covenants that it will not, nor will it permit any Domestic Subsidiary to, incur, issue, assume or guarantee any Debt secured by any Mortgage on any Principal Property, or upon shares of stock or Debt of any Domestic Subsidiary, without effectively providing that the Debt Securities shall be secured equally and ratably with (or prior to) such secured Debt, so long as such secured Debt shall be so secured.

     The foregoing restrictions shall not apply to Debt secured by:

          (i) Mortgages on property, shares of stock or Debt of any corporation existing at the time such corporation became a Domestic Subsidiary or merged or consolidated with or into the Company or any of its Subsidiaries, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such corporation's becoming a Domestic Subsidiary or merging or consolidating with or into the Company or any of its Subsidiaries;

          (ii) Mortgages in favor of the Company or any Domestic Subsidiary;

          (iii) Mortgages in favor of the United States of America or any state thereof or any political subdivision thereof, or in favor of any foreign country or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute and any other Mortgages incurred or assumed in connection with the issuance of any industrial revenue or private activity bonds;

          (iv) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof or securing all or any portion of the purchase price thereof or securing all or any portion of the cost of construction or alteration of or improvement on any property that are created, or assumed contemporaneously with, or within 120 days after, such acquisition or completion of such construction or improvement;

          (v) Mortgages existing on the first date on which a Debt Security is authenticated by the Trustee under the Indenture or provided for under the terms of agreements existing on such date;

          (vi) Mortgages securing judgment or appeal bonds in respect of amounts being contested in good faith pursuant to appropriate proceedings;

          (vii) Mortgages incurred or assumed in connection with taxes, assessments, governmental changes or claims which are not delinquent or which are being contested in good faith pursuant to appropriate proceedings;

          (viii) Mortgages arising by operation of law pursuant to Section 107(1) of the Federal Comprehensive Environmental Response, Compensation and Liability Act or any similar state law which do not secure any single obligation in an amount exceeding $10 million; and

          (ix) extensions, renewals or replacements (or successive extensions, renewals or replacements), as a whole or in part, of any Mortgage referred to in the foregoing clauses (i) to (viii), inclusive (Section 3.6). See "-- Exempted Debt" below.

  Exempted Secured Debt

     The Indenture provides that, notwithstanding the foregoing provisions, the Company may, and may permit Domestic Subsidiaries to, incur, issue, assume or guarantee Debt secured by Mortgages not excepted as provided above without equally and ratably securing the Debt Securities; provided, however, that after so securing such Debt, the aggregate of all such secured Debt plus all Attributable Debt of the Company and its Domestic Subsidiaries in respect of sale and leaseback transactions would not exceed 10% of the Company's Consolidated Net Worth, as set forth in the most recent quarterly balance sheet of the Company and its consolidated subsidiaries (Section 3.6).

  Limitations on Sales and Leasebacks

     The Company covenants that it will not, nor will it permit any Domestic Subsidiary to, enter into any arrangement with any lender or investor providing for the leasing by the Company or any Domestic Subsidiary for a period, including renewals, in excess of five years of any Principal Property which has been or is to be sold or transferred to such lender or investor, unless (i) the Company or such Domestic Subsidiary could create Debt secured by a Mortgage on the Principal Property to be leased in an amount equal to the Attributable Debt in such arrangement without equally and ratably securing the Debt Securities or
(ii) the Company shall apply an amount equal to the greater of the net proceeds of the sale or the fair market value of the Principal Property at the time of entering into such arrangement to the retirement or repayment (other than at maturity or pursuant to a mandatory sinking fund or mandatory redemption provision) of Funded Debt (defined as indebtedness for money borrowed maturing more than 12 months after the date of the most recent quarterly balance sheet of the Company and its consolidated subsidiaries), subject to certain exceptions set forth in the Indenture (Section 3.7).

  Consolidation; Merger; Sale of Assets

     The Company covenants that it will not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any Person, unless (i) either the Company shall be the continuing corporation or the successor corporation or the Person which acquires substantially all of the assets of the Company shall be a corporation or entity organized under the laws of the United States or any state thereof and shall expressly assume the obligations of the Company under the Indenture and the Debt Securities and (ii) the Company or such successor corporation or entity, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any covenants or conditions of the Indenture (Section 9.1).

CERTAIN DEFINITIONS

     The term "Attributable Debt" as defined in the Indenture means the total net amount of rent required to be paid under a lease for the remaining term of such lease, discounted at the then-current weighted average rate per annum borne by the Debt Securities then Outstanding compounded semi-annually; provided, however, that for the purposes of limitations on the Company and its Domestic Subsidiaries there shall not be any Attributable Debt in respect of a sale and leaseback transaction if (i) such sale and leaseback is entered into in connection with the issuance of industrial revenue or private activity bonds;
(ii) the sale or transfer of the Principal Property leased pursuant to such sale and leaseback is made within a specified period after the later of its acquisition or construction; (iii) the Company or Domestic Subsidiary applies an amount equal to the net proceeds of the sale or transfer of a Principal Property leased pursuant to such sale and leaseback to investment in another Principal Property within one year prior to or subsequent to such sale or transfer; (iv) such sale and leaseback was entered into prior to the date the Person entering into such sale and leaseback, if other than the Company, (a) became a Domestic Subsidiary, (b) was merged into or consolidated with the Company or a Domestic Subsidiary or (c) sold or otherwise disposed of its properties substantially as an entirety to the Company or a Domestic Subsidiary; or (v) such sale and leaseback transaction is entered into between the Company and a Domestic Subsidiary or between Domestic Subsidiaries.

     The term "Consolidated Net Worth" as defined in the Indenture means, with respect to any Person as of any date, all amounts that would be included under stockholders' equity on a consolidated balance sheet of such Person determined in accordance with generally accepted accounting principles.

     The term "Debt" as defined in the Indenture means any notes, bonds, debentures or other indebtedness for money borrowed.

     The term "Domestic Subsidiary" as defined in the Indenture means a subsidiary of the Company other than one which (i) (a) neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States, or (b) is engaged primarily in financing the operations of the Company or its subsidiaries, or both, outside the United States and (ii) does not own any subsidiary of the Company other than a subsidiary described in the preceding clause (i).

     The term "Mortgage" as defined in the Indenture means any mortgage, pledge or lien securing any Debt.

     The term "Principal Property" as defined in the Indenture means any manufacturing plant located within the United States which is owned or leased by the Company or any Domestic Subsidiary, the gross book value of which exceeds
1 1/2% of the Company's Consolidated Net Worth, other than any such plant or portion thereof which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its subsidiaries as an entirety.

EVENTS OF DEFAULT

     An Event of Default with respect to any series of Debt Securities is defined in the Indenture as being: (i) default for 30 days in payment of interest on such series; (ii) default in any payment of the principal of, or premium, if any, on, any Debt Security of such series either at maturity, upon redemption, by declaration or otherwise; (iii) default in payment of any sinking fund installment on any Debt Security of such series; (iv) default by the Company in the performance of any other of the covenants or agreements with respect to such series which shall not have been remedied for a period of 90 days after notice; (v) certain events of bankruptcy, insolvency or reorganization of the Company or (vi) any other Event of Default provided in a supplemental indenture or resolution of the Board of Directors under which such series of Debt Securities is issued or in the form of Debt Security for such series. No Event of Default with respect to any particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. In case an Event of Default described in (i), (ii),
(iii), (iv) or (vi) (if such Event of Default described in (iv) or (vi) is with respect to less than all series of Debt Securities then Outstanding) above shall occur and be continuing with respect to any series of Debt Securities, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then Outstanding (each such series acting as a separate class) may declare the principal (or, in the case of discounted Debt Securities, the amount specified in the terms thereof) of the Debt Securities of such series and the interest accrued thereon, if any, to be due and payable. In case an Event of Default described in (iv), (v) or (vi) (if such Event of Default described in (iv) or (vi) is with respect to all series of Debt Securities then Outstanding) above shall occur and be continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of all Debt Securities then Outstanding (treated as one class) may declare the principal (or, in the case of discounted Debt Securities, the amount specified in the terms thereof) of all Outstanding Debt Securities and the interest accrued thereon, if any, to be due and payable (Section 5.1). Any Event of Default with respect to a particular series of Debt Securities may be waived by the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series (or of all the Outstanding Debt Securities, as the case may be), except in each case a failure to pay the principal of, or premium, if any, or interest on, such Debt Security and subject to certain exceptions set forth in the Indenture (Section 5.10).

     The Holders of a majority in principal amount of the Debt Securities of any series then Outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture; provided, that such Holders shall have offered to the Trustee reasonable indemnity against expenses and liabilities and subject to certain exceptions set forth in the Indenture (Sections 5.6, 5.9 and 6.2). The Indenture requires the annual filing by the Company with the Trustee of a certificate as to the absence of certain defaults under the Indenture (Section 3.5).

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than 66 2/3% in aggregate principal amount of the Debt Securities then Outstanding of all series affected by a supplement to the Indenture (voting as one class), to supplement the Indenture or any supplemental indenture or modify the rights of the Holders of the Debt Securities, provided, that no such supplement or modification shall (i) extend the final maturity of any Debt Security or reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon, reduce any amount payable on redemption thereof or change the currency in which the Debt Security is payable, or reduce the amount of an Original Issue Discount Security payable upon acceleration or the amount provable in bankruptcy, or impair or affect any Holder's right to institute suit for payment or right of repayment or
(ii) reduce the aforesaid percentage of Debt Securities of any series, in each case without the consent of the Holders affected thereby (Section 8.2).

     The Indenture also contains provisions permitting the Company and the Trustee to enter into supplemental indentures without the consent of the Holders of any series of Debt Securities to (i) convey, transfer, assign, mortgage or pledge to the Trustee as security for the Debt Securities any property or assets, (ii) evidence the succession of another corporation to the Company, subject to and upon compliance with the provisions of the Indenture, and the assumption by such successor corporation of the covenants, agreements and obligations in the Debt Securities and in the Indenture, (iii) evidence and provide for a successor Trustee under the Indenture with respect to one or more series of Debt Securities, (iv) add to the covenants of the Company, (v) cure any ambiguity or correct or supplement any provision in the Indenture that may be defective or (vi) establish the form or terms of Debt Securities of any series (Section 8.1).

DEFEASANCE

     The Indenture provides that the Company, at its option, (i) will be discharged from all obligations in respect of the Debt Securities of a series (except for certain obligations to register the transfer or exchange of Debt Securities, replace stolen, lost or destroyed Debt Securities, maintain paying agencies and hold moneys for payment in trust) or (ii) need not comply with certain restrictive covenants of the Indenture described under "-- Certain Restrictions on the Company," in each case if the Company irrevocably deposits in trust with the Trustee money, or the equivalent in securities of the government which issued the currency in which the Debt Securities of any then outstanding series are denominated or securities issued by government agencies backed by the full faith and credit of such government, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all of the principal of (including any mandatory redemption payments), and premium, if any, and interest, if any, on, and repurchase obligations, if any, with respect to, the Debt Securities of such series, on the dates such payments are due in accordance with terms of such Debt Securities. To exercise either option, the Company is required to deliver to the Trustee an opinion of independent tax counsel (which may be counsel to the Company) to the effect that the deposit and related defeasance would not cause the holders of Debt Securities of such series to recognize income, gain or loss for United States federal income tax purposes. To exercise the option described in clause (i) above, such opinion must be based on a ruling of the Internal Revenue Service, a regulation of the Treasury Department or a provision of the Internal Revenue Code (Section 10.3).

CONCERNING THE TRUSTEE

     Unless otherwise specified in the applicable Prospectus Supplement, The Chase Manhattan Bank is the Trustee, paying agent and registrar under the Indenture.

     The Chase Manhattan Bank is a lender and the documentation agent under the Company's $350 million credit facility and is a lender from time to time to the Company and its affiliates on an uncommitted basis. In addition, in the ordinary course of their respective businesses, The Chase Manhattan Bank and its affiliates have engaged, are engaging and may in the future engage in commercial banking and investment banking transactions with the Company and its affiliates.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by the laws of the State of New York.

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters or dealers and also may sell Debt Securities directly to other purchasers or through agents. Any such underwriter or agent involved in the offer and sale of Debt Securities will be named in an applicable Prospectus Supplement.

     Underwriters may offer and sell Debt Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company may also offer and sell Debt Securities in exchange for one or more issues of its outstanding debt securities or exchangeable or convertible debt securities. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell Debt Securities upon the terms and conditions as shall be set forth in any Prospectus Supplement. In connection with the sale of Debt Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Debt Securities for whom they may act as agent. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of Debt Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against or contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

     If so indicated in an applicable Prospectus Supplement, the Company will authorize underwriters or dealers acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Debt Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but in all cases will be subject to approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Debt Securities covered by its contracts shall not at the time of delivery thereof be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if any Debt Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of Debt Securities less the principal amount thereof covered by Contracts. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

     All Debt Securities will be a new issue of securities with no established trading market. Any underwriters or agents to or through whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

     Certain of the underwriters or agents and their affiliates may engage in transactions with, and perform services for, the Company in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Debt Securities will be passed upon for the Company by Richard A. Flink, Vice President and General Counsel of the Company, and Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York, who will rely as to all matters of New Jersey law upon the opinion of Mr. Flink. Mr. Flink is paid a salary by the Company, is a participant in various employee benefit plans offered to employees of the Company generally and owns and has options to purchase shares of common stock of the Company.

     Certain legal matters in connection with the offering of the Debt Securities will be passed upon for any underwriters or agents by Davis Polk & Wardwell, New York, New York, who will rely as to all matters of New Jersey law upon the opinion of Mr. Flink.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The financial statements of IMPRA, Inc. and its subsidiaries as of June 30, 1996 and 1995 and for the years then ended incorporated in this Prospectus by reference from the Form 8-K of the Company dated September 16, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of IMPRA Medica SA, a subsidiary of IMPRA, Inc., as of June 30, 1996 and 1995 and for the years then ended have been audited by Firel & Mandaco SA, independent auditors, as stated in their report, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is hereby incorporated by reference herein, and such report has been so filed and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of IMPRA UK Ltd., a subsidiary of IMPRA, Inc., as of June 30, 1996 and 1995 and for the years then ended have been audited by Morley & Co., registered auditors and chartered accountants, as stated in their report, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is hereby incorporated by reference herein, and such report has been so filed and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of IMPRA Medica GmbH, a subsidiary of IMPRA, Inc., as of June 30, 1996 and 1995 and for the years then ended have been audited by Seytter, Oesterle & Portugall, independent auditors, as stated in their report, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is hereby incorporated by reference herein, and such report has been so filed and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.